UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 SCHEDULE 13D/A
(Amendment No. 3)
Under the Securities Exchange Act of 1934

Putnam Opportunities Trust (PMO)

(Name of Issuer)

Remarketed Preferred Shares

(Title of Class of Securities)

746922301
746922400

(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc.,
d/b/a Karpus Investment Management
183 Sully's Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or
240.13d-1(g), check the following box.

CUSIP No.: 746922301; 746922400

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Karpus Management, Inc., d/b/a Karpus Investment Management
I.D. #16-1290558

2. Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b) X

3. SEC Use Only

4. Source of Funds (See Instructions)

AF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

N/A

6. Citizenship or Place of Organization

New York

Number of Shares Beneficially Owned by Each reporting Person With:

  7. Sole Voting Power

  286

  8. Shared Voting Power

  N/A

  9. Sole Dispositive Power

  286

  10. Shared Dispositive Power

  N/A

11. Aggregate Amount Beneficially Owned by Each Reporting Person

286

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

N/A

13. Percent of Class Represented by Amount in Row (11)

4.0%*

14. Type of Reporting Person (See Instructions)

IA

*Item 13, above, is calculated based on the aggregate amount of 7,154 outstanding auction rate preferred shares indicated by the Issuer's Annual Statement filed with the U.S. Securities and Exchange Commission on June 28, 2010, dated as of April 30, 2010.

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D filed by the undersigned. This Amendment amends the original Schedule 13D as specifically set forth.

Item 3. Source and Amount of Funds or Other Considerations.

KIM, an independent investment advisor, has accumulated 286 shares of Putnam Opportunities Trust Remarketed Preferred Shares on behalf of accounts that are managed by KIM (the “Accounts”) under limited powers of attorney, which represents 4.0% of the outstanding shares. All funds that have been utilized in making such purchases are from such Accounts.

Item 4. Purpose of Transaction.

KIM has purchased Shares for the Accounts for investment purposes. However, KIM reserves the right to contact management with regard to concerns that they have with respect to the Fund. This may include letters to the Board and/or other communications with Fund management. Being an independent registered investment advisor, with a specialty focus in closed end funds, the profile of the Putnam Opportunities Trust Remarketed Preferred Shares fits the investment guidelines for various Accounts. Shares have been acquired since March 10, 2010.

Item 5. Interest in Securities of the Issuer.

(a) As of the date of this Report, KIM represents beneficial ownership of 286 shares or 4.0% of the outstanding shares. George W. Karpus presently owns 7 share. Mr. Karpus purchased 7 share on April 29, 2010 at $22,250. Karpus Investment Management Defined Benefit Plan presently owns 1 share. The Benefit Plan purchased 1 share on March 10, 2010 at $22,625. None of the other principals of KIM presently own shares of Putnam Opportunities Trust Remarketed Preferred Shares.

(b) KIM has the sole power to dispose of and to vote all of such Shares under limited powers of attorney.

(c) Open market purchases for the last 60 days for the Accounts. There have been no dispositions and no acquisitions, other than by such open market purchases:

 Date Shares Price Per Share
 NONE
The Accounts have the right to receive all dividends from, and any proceeds from the sale of the Shares. None of the Accounts has an interest in Shares constituting more than 5% of the Shares outstanding.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Except as described above, there are no contracts, arrangements, understandings or relationships of any kind among the Principals and KIM and between any of them and any other person with respect to any of the Putnam Opportunities Trust Remarketed Preferred Shares.

Item 7. Materials to be Filed as Exhibits.

As is indicated in Item 4, above, KIM has purchased PMO for the Accounts for investment purposes. However, KIM has reserved the right to contact management with regard to concerns that they have with respect to the Fund, including letters to the Board and/or other communications with fund management. Accordingly, KIM submitted a proposal to the Fund on November 29, 2010 and also submitted trustee nominees to the Fund pursuant to its advanced notice Bylaws. A copy of the proposal is attached as Exhibit 1 and a copy of the referenced nomination letters are attached as Exhibit 2.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Karpus Management, Inc.

By:   /s/
Name:   Cody B. Bartlett Jr., CFA
Title:   Managing Director of Investments
Date:   January 26, 2011

EXHIBIT 1
Proposal Letter to the Fund
Transmitted November 29, 2010

Jonathan S. Horwitz, Executive Vice-President, Treasurer, Principal         November 29, 2010
Executive Officer and Compliance Liason
The Putnam Funds
One Post Office Square
Boston, Massachusetts 02109

 Re: Putnam Municipal Opportunities Trust (NYSE: PMO), cusip no. 746922103

Mr. Horwitz:
Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus") is the beneficial owner of 317 shares of common stock and one share of preferred stock of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") and by this letter is notifying the Fund of its intention to submit the enclosed non 14a-8 shareholder proposal (the "Proposal") for consideration at the Fund's 2011 Annual Meeting anticipated to be held in April 2011 (as well as any postponement or adjournment thereof) (the "Meeting"). As the attached indicates, our proposal requests that the Board of Trustees of PMO take all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

Also attached is a letter from U. S. Bank N.A., as well as a written statement from the "record" holder of the referenced 317 common and one preferred share, confirming ownership of the PMO securities by Karpus. Karpus intends to hold the shares referenced in the enclosed attachments at least through the date of the Meeting.

Please advise us immediately if this notice is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency.

Sincerely,

Brett D. Gardner
Senior Corporate Governance Analyst/Portfolio Manager

SHAREHOLDER PROPOSAL

Submitted by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus")

BE IT RESOLVED, that the Board of Trustees of Putnam Municipal Opportunities Trust ("PMO" or the "Fund") consider taking all steps necessary to cause PMO to redeem all outstanding auction rate preferred shares at par and to utilize Municipal Term Preferred Securities (MTPS), Variable Rate Demand Preferred Securities (VRDPS) and/or Tender Option Bonds (TOBs) as alternate sources of leverage.

SUPPORTING STATEMENT

When PMO holds its 2011 Annual Shareholder meeting, it will have been more than three years since the last auction process for PMO's auction rate preferred shares ("ARPS") took place. ARPS holders' investments are frozen, with no liquidity. The Fund has held ARPS shareholders' capital hostage long enough and we feel that it is time for the Fund to act in a proactive fashion by redeeming all remaining outstanding ARPS at par and replacing the leverage provided by the ARPS with MTPS, VRDPS and/or TOBs (should the Board deem it appropriate to maintain the current closed-end structure).

In a presentation last year, the Fund stated that "the Independent Trustees have acted in shareholders' best interests since the auction rate-securities market collapsed." We disagree. If the Fund had truly wanted to act in the interests of both common and preferred shareholders, it would have either: (1) merged the Fund into the an open-end fund as previously announced; or (2) replaced all outstanding auction rate preferred shares at par with the above-stated alternate forms of leverage.

To address the first action, if the Fund had followed through on its own recommendation in a timely fashion (rather than delaying and then suspending), all shareholders would have benefitted by receiving full value for their shares. Additionally, we feel that it is important to note that in the current market environment, many closed-end fund municipal bond shareholders have been able to receive net asset value for their common shares and par value for their preferred shares. This has not been the case with our Fund, despite the fact that all four original reasons cited for merging PMO into an open-end fund are still valid to this day.

Addressing the second action, if the Fund would have taken steps to complete the replacement of all outstanding ARPS, the Fund could benefit existing ARPS shareholders by providing liquidity at par and also could benefit common shareholders by taking advantage of low interest rate vehicles while simultaneously mitigating the risk of a significant increase in the cost of leverage should short-term interest rates rise.

Shareholders deserve a definitive plan from their Fund and Trustees. To our knowledge, no solutions beyond the auction rate preferred redemptions completed in anticipation of the merger of PMO into the stated open-end fund have been announced. This is not acceptable. ARPS holders must be able to receive the intrinsic value of their shares and common shareholders must be protected from a potentially higher cost of leverage should short-term interest rates rise.

EXHIBIT 2
Cede & Co. Nomination Letter Submitted to the Fund

ADVANCED NOTICE OF SHAREHOLDER NOMINATIONS FOR
TRUSTEES TO BE ELECTED BY THE VOTE OF THE COMMON AND
AUCTION MARKET PREFERRED STOCK VOTING TOGETHER FOR
PUTNAM MUNICIPAL OPPORTUNITIES TRUST

                 Date:  January 21, 2011

The Depository Trust Company
55 Water Street
New York, New York 10041
Attn: Proxy Department

RE: Putnam Municipal Opportunities Trust ("PMO" or the "Fund")
 Common Stock, CUSIP 746922103
 U.S. Bank N.A. Participant account #2803

Gentlemen:
Please have your nominee, Cede & Co., sign the attached nomination letter, nominating Phillip Goldstein and Richard W. Cohen for election as trustees of the Fund, to be elected by the vote of the Auction Market Preferred Stock voting separately as a class to elect two board members at the 2011 Annual Meeting, with respect to 1 share of the above-referenced Auction Market Preferred Stock credited to our DTC Participant account on the date hereof.

In addition to acknowledging that this request is subject to the indemnification provided for in DTC Rule 6; the undersigned certifies to DTC and Cede & Co. that the information and facts set forth in the attached Demand are true and correct; including the number of shares credited to our DTC Participant account that are beneficially owned by our customer.

  Please Federal Express the signed nomination to:

    U.S. Bank
    Attn: Megan Condon
    1555 N. RiverCenter Dr.
    Milwaukee, Wisconsin 53212

      Very truly yours,
      U.S. BANK N.A.

      BY:______________________
      NAME:____________________
      TITLE:___________________
Medallion Stamp
Enclosure

Cede & Co.
C/o The Depository Trust Company
55 Water Street
New York, New York 10041

The Putnam Funds               Date:  January ___, 2011
One Post Office Square
Boston, Massachusetts 02109
Attention: Judith Cohen - Vice President, Clerk, and Assistant Treasurer
RE: Advanced Notice of Auction Market Preferred Shareholder Nominations for Election as Trustees of Putnam Municipal Opportunities Trust ("PMO" or the "Fund"), to be Elected by the Vote of the Auction Market Preferred Shares Voting Separately as a Class to Elect Two Board Members at the 2011 Annual Meeting of the Fund's Shareholders

Ms. Cohen: Cede & Co., the nominee of The Depository Trust Company ("Cede & Co."), is a holder of record of shares of auction market preferred stock, $25,000 par value per share, of Putnam Municipal Opportunities Trust, (the "Fund" or "PMO") (the "Auction Market Preferred Stock"). These shares are registered on the stock transfer books of the Fund in the name of Cede & Co. Cede & Co. is informed by its Participant U.S. Bank N.A. (the "Participant"), that on the date hereof 1 share of the Auction Market Preferred Stock, CUSIP 746922400, which is credited to the Participant's account, is beneficially owned by Karpus Management, Inc., d/b/a Karpus Investment Management ("Karpus").

At the request of Participant, on behalf of Karpus, Cede & Co., as holder of record of the referenced shares of Auction Market Preferred Stock, is hereby submitting this notice (the "Notice") to the Fund in accordance with the requirements of the Amended and Restated Bylaws of the Fund, nominating Phillip Goldstein ("Mr. Goldstein") and Richard W. Cohen ("Mr. Cohen") for election as trustees of the Fund to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the 2011 annual meeting of the Fund's shareholders, anticipated to be held in April 2011, including any adjournments or postponements thereof and any meeting which may be called in lieu thereof (the "Annual Meeting"). Cede & Co. intends, and has been informed by Karpus that Karpus intends, to appear at the Annual Meeting in person or by proxy to submit the business specified in this Notice and all exhibits hereto.

Cede and Co.'s address is: c/o The Depository Trust Company, 55 Water Street, New York, New York 10041-0099. Participant U.S. Bank N.A.'s address is: 1555 N. RiverCenter Dr., Milwaukee, Wisconsin 53212, Attn: Megan Condon. Beneficial owner Karpus' address is: 183 Sully's Trail, Pittsford, New York 14534. As stated above, Cede & Co. has been informed by Karpus that Karpus is seeking at the Annual Meeting to elect Phillip Goldstein and Richard W. Cohen as members of the Board of Trustees of the Fund, to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the Annual Meeting, and in that regard Cede & Co. hereby nominates Mr. Goldstein and Mr. Cohen (each a "Nominee") as nominees for election as trustees of the Fund, to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the Annual Meeting. Each Nominee's consent to be named as a nominee for election as a trustee of the Fund, to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the Annual Meeting, and their consent to serve if elected is attached hereto as Exhibit 1.

Cede & Co. has been informed by Karpus that Karpus believes the nominations included in this Notice, and all exhibits hereto, are proper matters for shareholder action. Further, Karpus deems the Nominees to be appropriate candidates for election by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the Annual Meeting, and also believes that the Nominees presence on the Board of Trustees of the Fund, as trustees elected by the Auction Market Preferred Stock voting separately as a class to elect two board members, will help to enhance shareholder value, although there can be no assurance that the election of the Nominees will improve the Fund's business or otherwise enhance shareholder value. As an Auction Market Preferred shareholder, Karpus does not feel that it is receiving adequate representation from the existing Auction Market Preferred shareholder trustees and therefore submits the Nominees listed in this Notice.

Except as set forth herein or in any of exhibits hereto, to the best of Karpus' knowledge: (i) Karpus does not believe that either Nominee is an "interested person" of PMO as defined in the Investment Company Act of 1940; (ii) it does not believe there is other information with respect to any Nominee that is required to be disclosed in solicitations of proxies for election of trustees or is otherwise required by the rules and regulations of securities and Exchange Commission promulgated under the Securities Exchange act of 1934, as amended; and (iii) there are no contracts, arrangements, understandings or relationships of any kind among Karpus and each Nominee and any other person with respect to PMO. Additionally, Cede & Co. has been informed by Karpus that certain required information relating to each of the Nominees is required by the Amended and Restated Bylaws. To the extent not set forth herein, such information is set forth in the attached draft preliminary proxy statement (Exhibit 2), drafted by Karpus in anticipation of the 2011 Annual Meeting for submission to the Securities and Exchange Commission. Matters disclosed in any part of this Notice and all exhibits submitted herewith, should therefore be deemed disclosed for all purposes of this Notice.

Please advise both Karpus and Cede & Co. immediately if this Notice with respect to nominating Mr. Goldstein and Mr. Cohen for election as the trustees of the Fund to be elected by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the 2011 Annual Meeting of the Fund, is deficient in any way or any additional information is required so that we may promptly provide that information or cure any deficiency in a timely fashion.

While Cede & Co. is furnishing this Notice as the stockholder of record of the shares of Auction Market Preferred Stock nominating Phillip Goldstein and Richard W. Cohen for election as trustees of the Fund for election by the vote of the Auction Market Preferred Stock, voting separately as a class to elect two board members at the Annual Meeting, it does so at the request of Participant and Karpus and only as a nominal party for the true party in interest, Karpus. Cede & Co. has no interest in this matter other than to take those steps which are necessary to ensure that Karpus is not denied its rights as the owner of Auction Market Preferred Stock, and Cede & Co. assumes no further responsibility in this matter.

     Sincerely yours,

     Cede & Co.

     BY:________________
            Partner

EXHIBIT 1
NOMINEE CONSENT FORMS

EXHIBIT 2
DRAFT PRELIMINARY PROXY STATEMENT
(SUBJECT TO REVISION)